                                   NUCO2 INC.
                             2800 S.E. MARKET PLACE
                              STUART, FLORIDA 34997

                                  March 1, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: NuCO2 Inc.
             Registration Statement on Form S-3
             (Registration Number 333-122226)
             ----------------------------------

Ladies and Gentlemen:

     We hereby request that the effective date for the Registration Statement referred to above be accelerated so that such Registration Statement will become effective at 10:00 a.m., New York time, or as soon thereafter as practicable.

     We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the
Commission from taking any action with respect to the filing; the action of the
Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing;
and the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                             Very truly yours,

                                             NUCO2 INC.

                                             By:  /s/ Michael E. Dedomenico
                                                ----------------------------
                                                  Michael E. DeDomenico
                                                  Chief Executive Officer